UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Atlantic International Corp.
(Name of Issuer)

Common Stock, Par Value $0.00001 per share

(Title of Class of Securities)

        048592109

(CUSIP Number)

Elliot H. Lutzker, Davidoff Hutcher & Citron LLP, 605 Third Avenue, New York, NY 10158

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	048592109

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Prateek Gattani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,300,000
	8	SHARED VOTING POWER

25,423,729
	9	SOLE DISPOSITIVE POWER

1,300,000
	10	SHARED DISPOSITIVE POWER

25,423,729

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,723,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.4%
14	TYPE OF REPORTING PERSON (See Instructions)

IN

SCHEDULE 13D

CUSIP No.	048592109

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
IDC Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

25,423,729
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

25,423,729
	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,423,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.8%
14	TYPE OF REPORTING PERSON (See Instructions)

CO

Item 1. Security and Issuer: This amended statement on Schedule 13D relates to shares of the Issuer’s common stock, $.00001 par value (the “Common Stock”).

The name and address of the principal executive offices of the Issuer are Atlantic International Corp., 270 Sylvan Avenue, Suite 2230, Englewood Cliffs, New Jersey 07632.

Item 2. Identity and Background

(a)	This amendment to Schedule 13D (this “Amendment”) is being filed by Prateek Gattani (“Mr. Gattani”), the Chairman of the Board of the Issuer and IDC Technologies, Inc. (“IDC” and, together with Mr. Gattani, the “Reporting Persons”).

(b)	The Reporting Persons’ business and office address is IDC Technologies, Inc., 920 Hillview Court, Suite 250, Milpitas, CA 95035.

(c)	Mr. Gattani’s principal business is to serve as Chief Executive Officer of IDC, 920 Hillview Court, Suite 250, Milpitas, CA 95035. IDC is a California based company providing business process outsourcing, IT consulting, revenue sources and software as a service (SAAS).

(d)	During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Gattani is a citizen of the United States. IDC is a California corporation.

Item 3. Source and Amount of Funds or Other Considerations. Mr. Gattani used personal funds to acquire the shares upon exercise of restricted stock units (“RSUs”) issued to him as a director.

Item 4. Purpose of Transaction. Mr. Gattani received the securities referred to on Item 3 above upon exercise of RSUs granted to him as a director of the Issuer. The Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

(a)	26,723,729 (53.4%) shares based on 50,028,813 shares issued and outstanding as of July 22, 2024.

(b)	Mr. Gattani holds the 1,300,000 shares he acquired upon exercise of the RSUs. In addition, Mr. Gattani, as the Chief Officer of IDC, has the power to vote and dispose of the 25,423,729 shares of Common Stock owned by IDC.

(c)	The sole transaction in the Common Stock effected by the Reporting Persons since the Reporting Persons filed the original Schedule 13D that this Amendment amends was Mr. Gattani’s acquisition of 1,300,000 shares of Common Stock at an exercise price of $0.001 per share pursuant to his exercise of the RSUs on July 19, 2024.

(d)	No person has the right to receive, or the power to direct the receipt of dividends from, or proceeds from, the sale of such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer; None

Item 7. Material to Be Filed as Exhibits;

A.	Amended and Restated Merger Agreement dated as of June 4, 2024, incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K (File No. 001-40760) filed with the Securities and Exchange Commission on June 6, 2024.

B.	Amendment No. 1 to Amended and Restated Merger Agreement dated as of June 12, 2024, incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 18, 2024.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

July 29, 2024
Dated

/s/ Prateek Gattani
Signature

Prateek Gattani
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).